UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

HATTERAS GLOBAL PRIVATE EQUITY PARTNERS INSTITUTIONAL, LLC
(Name of Subject Company (Issuer))

HATTERAS GLOBAL PRIVATE EQUITY PARTNERS INSTITUTIONAL, LLC
 (Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY UNITS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

David B. Perkins
6601 Six Forks Road
Suite 340
Raleigh, North Carolina 27615
919-846-2324
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to: Michael P. Malloy, Esq.
Drinker Biddle & Reath LLP
One Logan Square
Suite 2000
Philadelphia, PA 19103-6996
215-988-2700

June 18, 2015
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$2,100,000 (approximately 15% of 3/31 NAV) (a)	Amount of Filing Fee:	$244.02 (b)

(a)	Calculated as the aggregate maximum value of Units being purchased.

(b)	Calculated at $116.20 per $1,000,000 of the Transaction Valuation.

[X]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $81.34

Form or Registration No.:  SC TO-I

Filing Party:  HATTERAS GLOBAL PRIVATE EQUITY PARTNERS INSTITUTIONAL, LLC

Date Filed: June 18, 2015

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

HATTERAS GLOBAL PRIVATE EQUITY PARTNERS INSTITUTIONAL, LLC

This Amendment No. 1 relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on June 18, 2015 by Hatteras Global Private Equity Partners Institutional, LLC (the “Fund”) in connection with an offer by the Fund to purchase units of limited liability company interests (“Units”) up to 5% of net assets of the Fund (or $700,000 as of March 31, 2015) from members of the Fund (the “Members”) on the terms and subject to the conditions set forth in the Offer to Purchase and related Letter of Transmittal (the “Offer”). Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on June 18, 2015.

This Amendment No. 1 to the Statement is being filed to report the following information pursuant to Rule 13e-4(c)(3) (capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase):

The Offer amount is being increased to an aggregate of 15% of net assets of the Fund (or $2,100,000 as of March 31, 2015), on the same terms and subject to the same conditions set forth in the Offer to Purchase and the related Letter of Transmittal, except that the offer to purchase is reopening as of August 31, 2015 and expiration date of the Offer is extended until 12:00 midnight, Eastern Time, on (Tuesday), September 15, 2015, in accordance with Rule 13e-4(f)(1)(ii).

The information contained in the Supplement to Offer to Purchase dated August 31, 2015, attached as Appendix A hereto, will be distributed to Members of the Fund contemporaneously with the filing of the Amendment.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

HATTERAS GLOBAL PRIVATE EQUITY PARTNERS INSTITUTIONAL, LLC

By:	/s/ David B. Perkins
Name: David B. Perkins
Title: President and Chairman of the Board of Managers

August 31, 2015